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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Applica Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03815A106

(CUSIP Number)

August 18, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1(b)

        ☑ Rule 13d-1(c)

        ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 03815A106			Page 2 of 5 Pages

1.	Name of Reporting Person: Mast Credit Opportunities I Master Fund, Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,407,000

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,407,000

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,407,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.82%

12.	Type of Reporting Person: CO

CUSIP No. 03815A106	13G	Page 3 of 5 Pages

Item 1.(a)	Name of Issuer
Applica Incorporated

Item 1.(b)	Address of Issuer’s Principal Executive Offices
5980 Miami Lakes Drive Miami Lakes, FL 33014

Item 2.(a)	Name of Persons Filing
Mast Credit Opportunities I Master Fund, Ltd.

Item 2.(b)	Address of Principal Business Office or, if none, Residence
c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church, Street, George Town, Grand Cayman, Cayman Islands

Item 2.(c)	Citizenship
Cayman Islands

Item 2.(d)	Title of Class of Securities
Common Stock

Item 2.(e)	CUSIP Number
03815A106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
N/A

CUSIP No. 03815A106	13G	Page 4 of 5 Pages

Item 4.	Ownership.
The information contained in Items 5-11 of the cover page is incorporated herein by reference. The reporting person (“Mast”) beneficially owns 1,407,000 shares of Common Stock of Applica Incorporated which represents 5.82% of all Common Stock of Applica Incorporated. Mast has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 1,407,000 shares of Common Stock of Applica Incorporated.

Item 5.	Ownership of Five Percent or Less of a Class
N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

CUSIP No. 03815A106	13G	Page 5 of 5 Pages

Item 10.	Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 29, 2005	MAST CREDIT OPPORTUNITIES I MASTER FUND, LTD.

	By:	/s/ Christopher B. Madison

	Name:	Christopher B. Madison

	Title:	Director